UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CytomX Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE PER SHARE

(Title of Class of Securities)

23284F105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23284F105	SCHEDULE 13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Canaan IX L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,244,381
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,244,381
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,244,381
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 36,402,346 shares of common stock outstanding as of November 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 23284F105	SCHEDULE 13G/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Canaan Partners IX LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,244,381
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,244,381
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,244,381
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percent of class was calculated based on 36,402,346 shares of common stock outstanding as of November 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 23284F105	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 1.	Issuer

	(a)	Name of Issuer:

CytomX Therapeutics, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

343 Oyster Point Blvd. Suite 100 South San Francisco, CA 94080

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)     Canaan IX L.P., a Cayman Islands limited partnership (the “Fund”); and

(ii)    Canaan Partners IX LLC, a Delaware limited liability company (the “General Partner”).

The address of the principal business office of each of the reporting persons is 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.

	(d)	Title of Class of Securities:

Common stock, $0.00001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number: 23284F105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 23284F105	SCHEDULE 13G/A	Page 5 of 6 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	The Fund directly owns 3,244,381 shares of Common Stock, which represents approximately 8.9% of the outstanding shares of Common Stock.

		(ii)	The General Partner is the general partner of the Fund and may be deemed to beneficially own 3,244,381 shares of Common Stock, which represents approximately 8.9% of the outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Canaan IX L.P.	3,244,381	0	3,244,381	0
Canaan Partners IX LLC	3,244,381	0	3,244,381	0

(i) Sole power to vote or direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 36,402,346 shares of common stock outstanding as of November 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 3, 2016.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 23284F105	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2017

CANAAN IX L.P.

By: CANAAN PARTNERS IX LLC, its General Partner

By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact

CANAAN PARTNERS IX LLC

By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: January 26, 2017

CANAAN IX L.P.

By: CANAAN PARTNERS IX LLC, its General Partner

By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact

CANAAN PARTNERS IX LLC

By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact

EXHIBIT 24

POWER OF ATTORNEY

1. Appointment, Powers and Revocation. KNOW ALL MEN BY THESE PRESENTS, that each undersigned, and if such undersigned is not a natural person, acting by and through one of its authorized representatives (each such undersigned person or entity, a “Grantor”), effective from the date set forth opposite the name of such Grantor on the signature pages hereto (such date, for each Grantor, is hereinafter referred to as such Grantor’s “Effective Date”), hereby constitutes and appoints each of Guy M. Russo, Nancy Levenson and Janine MacDonald as the Grantor’s true and lawful attorney-in-fact and agent (each, an “Attorney-In-Fact”), with full power of substitution and re-substitution, for the Grantor and in the Grantor’s place and stead, in any and all capacities to: (a) sign any and all instruments, certificates and documents required to be executed on behalf of the Grantor as an individual (if applicable) or in the Grantor’s capacity as a general partner, manager, member, managing member or authorized signatory, as the case may be, on behalf of any of the following (i) Canaan Management LLC (together with its subsidiaries and affiliates, “Canaan Partners”), (ii) any of the funds or accounts managed, advised or sponsored by Canaan Partners (the “Canaan Funds”) and (iii) any of the entities formed to act as the direct or indirect general partner, manager, managing member or equivalent of such funds or accounts (the “Canaan General Partners”, together with Canaan Partners and the Canaan Funds collectively, the “Canaan Entities”), including, without limitation, Canaan Equity II L.P., Canaan Equity II Entrepreneurs LLC, Canaan Equity II L.P. (QP), Canaan Equity Partners II LLC, Canaan Equity III L.P., Canaan Equity III Entrepreneurs LLC, Canaan Equity Partners III LLC, Canaan VII L.P., Canaan Partners VII LLC, Canaan VIII L.P., Canaan Partners VIII LLC, Canaan IX L.P., Canaan Partners IX LLC, Canaan X L.P. and Canaan Partners X LLC, in each case, pursuant to the Securities Act of 1933, as amended, (the “Securities Act”), and any and all rules and regulations promulgated thereunder (including, without limitation, filings pursuant to Rule 144 (Form 144)) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all rules and regulations promulgated thereunder (including, without limitation, filings pursuant to Section 16 (Forms 3, 4 and 5) and Section 13 (Schedule 13D, Schedule 13G, Form 13F and Form 13H) of the Exchange Act); and (b) file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Securities Act, the Exchange Act or by the Financial Industry Regulatory Authority, granting unto such Attorney-In-Fact full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as the Grantor might or could do in person thereby, and ratifying and confirming all that such Attorney-In-Fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above. By this power of attorney, each Grantor hereby revokes all previous powers of attorney granted by him, her or it to any Attorney-In-Fact or any other employee, representative or agent of Canaan Partners relating to the matters described above.

2. Effective Date and Termination. This power of attorney shall be effective as to each Grantor as of such Grantor’s Effective Date and shall remain in full force and effect with respect to each Grantor and each Attorney-In-Fact until:

(a) in the case of any Grantor that is an individual, the earlier of the date on which this power of attorney is revoked in writing by such Grantor solely as it relates to himself or herself and such Grantor’s Termination Date (as defined below);

(b) in the case of any Grantor that is an entity, the earlier of the date on which this power of attorney is revoked in writing by such Grantor solely as it relates to itself and the filing by such entity of a certificate of cancellation or notice of dissolution with the jurisdiction in which it was organized evidencing such entity’s complete dissolution and termination under the laws of such jurisdiction; and

(c) in the case of any Attorney-In-Fact, such Attorney-In-Fact’s Termination Date.

For purposes of the foregoing, “Termination Date” means (i) with respect to any Grantor or Attorney-In-Fact that is a member or manager of any Canaan General Partner, the date on which such Grantor becomes a “retired member” of any Canaan General Partner or, if later, the date on which his, her or its employment with Canaan Partners terminates for any reason and (ii) with respect to any other Grantor or Attorney-In-Fact, the date on which his, her or its employment with Canaan Partners terminates for any reason.

3. Miscellaneous. Each of the Grantors may execute this power of attorney in separate counterparts, and each counterpart shall be deemed to be an original instrument. This Agreement shall be governed by the laws of the State of Delaware, without regard for choice-of-law provisions.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the respective dates set forth below.

Dated: July 28, 2016	Canaan IX L.P.

By: Canaan Partners IX LLC, its General Partner

	By:	/s/ Guy M. Russo
	Name:	Guy M. Russo
	Title:	Member/Manager

Dated: July 28, 2016	Canaan Partners IX LLC

	By:	/s/ Guy M. Russo
	Name:	Guy M. Russo
	Title:	Member/Manager